Exhibit 99.3

Industry Guide 3 – Return on Equity and Assets Ratios

	Q3 2014	Q2 2014	Q1 2014	For the Nine Months Ended July 31, 2014	For the Year-Ended October 2013 (1)
Return on Assets	1.04%	1.01%	0.94%	1.00%	0.98%
Return on Equity	19.6%	19.1%	18.1%	19.0%	19.7%
Dividend Payout Ratio	45%	48%	48%	47%	46%
Equity to Asset Ratio	5.82%	5.74%	5.69%	5.77%	5.50%

(1)	Figures restated to reflect adoption of new accounting standards.

Results are from Consolidated Financial Statements.